DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF SERIES D PREFERRED UNITS
The following description of the Series D Preferred Units does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our Fourth Amended and Restated Agreement of Limited Partnership of Energy Transfer Operating, L.P. (the “Partnership”), as amended to date (the “Partnership Agreement”), which is incorporated by reference as an exhibit to this Annual Report on Form 10-K, of which this Exhibit [4.1] is a part. We encourage you to read our Certificate of Limited Partnership, our Partnership Agreement and the applicable provisions of the Delaware Revised Uniform Limited Partnership Act for additional information. Capitalized terms used but not defined herein have the meanings ascribed to them in the Partnership Agreement.
General
There are 16,000,000 Series D Preferred Units issued and outstanding.
The holders of our common units, Series D Preferred Units, other preferred units, and other partnership securities are entitled to receive, to the extent permitted by law and as provided in our Partnership Agreement, such distributions as may from time to time be declared by our general partner. Upon any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of our common units, preferred units, and other partnership securities are entitled to receive distributions of our assets as provided in our Partnership Agreement, after we have satisfied or made provision for our outstanding indebtedness and other obligations and after payment to the holders of any class or series of limited partner interests having preferential rights to receive distributions of our assets over each such class of limited partner interests.
Subject to certain liquidation rights, each Series D Preferred Unit generally has a fixed liquidation preference of $25.00 per Series D Preferred Unit (subject to adjustment for any splits, combinations or similar adjustment to the Series D Preferred Units) plus an amount equal to accumulated and unpaid distributions thereon to, but excluding, the date fixed for payment, whether or not declared.
The Series D Preferred Units represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series D Preferred Units rank junior to all of our current and future indebtedness and other liabilities with respect to assets available to satisfy claims against us. The rights of the holders of Series D Preferred Units to receive the liquidation preference are subject to the rights of the holders of any Senior Securities and the proportional rights of holders of Parity Securities.
All of the Series D Preferred Units are represented by one or more certificates issued to the Depository Trust Company (“DTC”) (and its successors or assigns or any other securities depositary selected by us) (the “Securities Depositary”) and registered in the name of its nominee, for credit to an account of a direct or indirect participant in the Securities Depositary (including, if applicable, Euroclear and Clearstream). So long as a Securities Depositary has been appointed and is serving, no person acquiring Series D Preferred Units is entitled to receive a certificate representing such Series D Preferred Units unless applicable law otherwise requires or the Securities Depositary resigns or is no longer eligible to act as such and a successor is not appointed.

The Series D Preferred Units are not convertible into common units or any other securities and do not have exchange rights, nor are they entitled or subject to any preemptive or similar rights. The Series D Preferred Units are not entitled or subject to mandatory redemption or to any sinking fund requirements. The Series D Preferred Units are subject to redemption, in whole or in part, at our option commencing on August 15, 2023 or upon occurrence of a Rating Event.
We have appointed American Stock Transfer & Trust Company, LLC as the paying agent (the “Paying Agent”), and the registrar and transfer agent (the “Registrar and Transfer Agent”), for the Series D Preferred Units. The address of the Paying Agent and the Registrar and Transfer Agent is 6201 15th Avenue, Brooklyn, New York, 11219.
Ranking
The Series D Preferred Units, with respect to anticipated quarterly distributions and distributions upon the liquidation, winding-up and dissolution of our affairs, rank:
senior to the Junior Securities (including our common units, Class K Units, Class L Units, and Class M Units);
on parity with the Parity Securities, including each series of our preferred units;
junior to any Senior Securities; and
junior to all of our existing and future indebtedness and other liabilities with respect to assets available to satisfy claims against us.
Under our Partnership Agreement, we may issue Junior Securities from time to time in one or more series without the consent of the holders of the Series D Preferred Units. Our general partner has the authority to determine the designations, preferences, rights, powers, and duties of any such series before the issuance of any units of that series. Our general partner will also determine the number of units constituting each series of securities. Our ability to issue additional Parity Securities in certain circumstances or Senior Securities is limited as described under “-Voting Rights.”
Liquidation Rights
Any distributions made upon our liquidation will be made to our partners in accordance with their respective positive capital account balances. The holders of outstanding Series D Preferred Units will first be specially allocated items of our gross income and gain in a manner designed to cause, in the event of any liquidation, dissolution, or winding up of our affairs (whether voluntary or involuntary), such holders to have a positive capital balance equal to the liquidation preference of $25.00 per Series D Preferred Unit. If the amount of our gross income and gain available to be specially allocated to the holders of outstanding Series D Preferred Units is not sufficient to cause the capital account of a Series D Preferred Unit to equal the liquidation preference of a Series D Preferred Unit, then the amount that a holder of Series D Preferred Units would receive upon liquidation may be less than the Series D Preferred Unit liquidation preference. Any accumulated and unpaid distributions on the Series D Preferred Units will be paid prior to any distributions in liquidation made in accordance with capital account balances. The rights of the holders of Series D Preferred Units to receive the liquidation preference will be subject to the rights of the holders of any Senior Securities and the proportional rights of holders of Parity Securities.

Voting Rights
Except as set forth in our Partnership Agreement or as otherwise required by Delaware law, the Series D Preferred Units have no voting rights (including in connection with certain change of control or simplification transactions).
Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series D Preferred Units, voting as a separate class, we may not adopt any amendment to our Partnership Agreement that has a material adverse effect on the terms of the Series D Preferred Units. For the avoidance of doubt, for purposes of this voting requirement, any amendment to our Partnership Agreement (i) relating to the issuance of additional limited partner interests (subject to the voting rights regarding the issuance of Parity Securities or Senior Securities discussed below) and (ii) in connection with a merger or another transaction in which we are the surviving entity and the Series D Preferred Units remain outstanding with the terms thereof materially unchanged in any respect adverse to the holders of Series D Preferred Units, will be deemed to not materially adversely affect the terms of the Series D Preferred Units.
In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series D Preferred Units, voting as a class together with holders of any Parity Securities upon which like voting rights have been conferred and are exercisable, we may not:
create or issue any Parity Securities (including any additional Series D Preferred Units) if the cumulative distributions payable on then outstanding Series D Preferred Units (or Parity Securities, if applicable) are in arrears; or
create or issue any Senior Securities.
On any matter on which the holders of the Series D Preferred Units are entitled to vote as a class, such holders are entitled to one vote per Series D Preferred Unit. The Series D Preferred Units held by us or any of our subsidiaries or controlled affiliates are not entitled to vote.
Series D Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.
Distributions
General
Holders of Series D Preferred Units are entitled to receive, when, as, and if declared by our general partner out of legally available funds for such purpose, cumulative quarterly cash distributions. Unless otherwise determined by our general partner, distributions on the Series D Preferred Units are deemed to have been paid out of our available cash with respect to the quarter ended immediately preceding the quarter in which the distribution is made.
Distribution Rate
Distributions on Series D Preferred Units are cumulative from the date of original issue and are payable quarterly in arrears (as described under “-Distribution Payment Dates”) when, as, and if declared by our general partner out of legally available funds for such purpose.

The initial distribution rate for the Series D Preferred Units from and including the date of original issue to, but excluding, August 15, 2023 (the “Fixed Rate Period”) is 7.625% per annum of the $25.00 liquidation preference per unit (equal to $1.9063 per unit per annum). On and after August 15, 2023 (the “Floating Rate Period”), distributions on the Series D Preferred Units will accumulate for each distribution period at a percentage of the $25.00 liquidation preference equal to an annual floating rate of the three-month LIBOR plus a spread of 4.738% per annum.
The distribution rate for each distribution period in the Floating Rate Period will be determined by the calculation agent using three-month LIBOR as in effect on the second London banking day prior to the beginning of the distribution period, which date is the “distribution determination date” for the distribution period. The calculation agent then will add the spread of 4.738% per annum to three-month LIBOR as determined on the distribution determination date. Absent manifest error, the calculation agent’s determination of the distribution rate for a distribution period for the Series D Preferred Units will be binding and conclusive on the unitholders, the transfer agent, and us. A “London banking day” is any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.
The term “three-month LIBOR” means the London interbank offered rate for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000, as that rate appears on the display designated on the Reuters Screen LIBOR01 Page (or any successor or replacement page) at approximately 11:00 a.m., London time, on the relevant distribution determination date, provided that:
(i) If no offered rate appears on the Reuters screen page on the relevant distribution determination date at approximately 11:00 a.m., London time, then the calculation agent, after consultation with us, will select four major banks in the London interbank market and will request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest 0.00001 of 1%) of the quotations provided.
(ii) Otherwise, the calculation agent will select three major banks in New York City and will request each of them to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the distribution determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable distribution period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest 0.00001 of 1%) of the quotations provided.
(iii) Otherwise, the calculation agent, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such source as it deems reasonable from which to estimate three-month LIBOR or any of the foregoing lending rates, shall determine three-month LIBOR for the applicable distribution period in its sole discretion.
Notwithstanding the foregoing clauses (i), (ii) and (iii):
(a) If the calculation agent determines on the relevant distribution determination date that the LIBOR base rate has been discontinued, then the calculation agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the LIBOR base rate, provided that if the calculation agent determines there is an industry-accepted substitute or successor base rate, then the calculation agent shall use such substitute or successor base rate; and

(b) If the calculation agent has determined a substitute or successor base rate in accordance with the foregoing, the calculation agent in its sole discretion may determine what business day convention to use, the definition of business day, the distribution determination date to be used and any other relevant methodology for calculating such substitute or successor base rate.
We will appoint a calculation agent (other than the Partnership or its affiliates) for the Series D Preferred Units prior to the commencement of the Floating Rate Period and will keep a record of such appointment at our principal offices, which will be available to any unitholder upon request.
Distribution Payment Dates
The “Distribution Payment Dates” for the Series D Preferred Units are the 15th day of February, May, August and November. Distributions accumulate in each such period from and including the preceding Distribution Payment Date to but excluding the applicable Distribution Payment Date for such period, and distributions accrue on accumulated distributions at the applicable distribution rate. If any Distribution Payment Date falls on a day that is not a Business Day, declared distributions are paid on the immediately succeeding Business Day without the accumulation of additional distributions. During the Fixed Rate Period, distributions on the Series D Preferred Units are payable based on a 360-day year consisting of twelve 30-day months. During the Floating Rate Period, distributions on the Series D Preferred Units will be computed by multiplying the floating rate for that distribution period by a fraction, the numerator of which will be the actual number of days elapsed during that distribution period (determined by including the first day of the distribution period and excluding the last day, which is the Distribution Payment Date), and the denominator of which will be 360, and by multiplying the result by the aggregate liquidation preference of the Series D Preferred Units. “Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the States of Texas or New York shall not be regarded as a Business Day.
Payment of Distributions
Not later than 5:00 p.m., New York City time, on each Distribution Payment Date, we pay quarterly distributions, if any, on the Series D Preferred Units that have been declared by our general partner to the holders of such Series D Preferred Units as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent on the applicable record date. The record date for each distribution on our Series D Preferred Units is the first Business Day of the month of the applicable Distribution Payment Date, except that in the case of payments of distributions in arrears, the record date with respect to a Distribution Payment Date is such date as may be designated by our general partner in accordance with our Partnership Agreement.
So long as the Series D Preferred Units are held of record by the nominee of the Securities Depositary, declared distributions are and will be paid to the Securities Depositary in same-day funds on each Distribution Payment Date. The Securities Depositary credits accounts of its participants in accordance with the Securities Depositary’s normal procedures. The participants are responsible for holding or disbursing such payments to beneficial owners of the Series D Preferred Units in accordance with the instructions of such beneficial owners.
No distribution may be declared or paid or set apart for payment on any Junior Securities (other than a distribution payable solely in Junior Securities) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series D Preferred Units and any Parity Securities through the most recent respective Distribution Payment Dates. Accumulated distributions in arrears for any past distribution period may be declared by the general partner and paid on any date fixed by the general partner, whether or not a Distribution Payment Date, to holders of the Series D Preferred Units on the record date for such payment, which may not be less than 10 days before such distribution periods. To the extent a distribution period applicable to a class of Junior Securities or Parity Securities is shorter than the distribution period applicable to the Series D Preferred Units (e.g., monthly rather than quarterly), the general partner may declare and pay regular distributions with respect to such Junior Securities or Parity Securities so long as, at the time of declaration of such distribution, the general partner expects to have sufficient funds to pay the full distribution in respect of the Series D Preferred Units on the next successive Distribution Payment Date.
Subject to the next succeeding sentence, if all accumulated distributions in arrears on all outstanding Series D Preferred Units and any Parity Securities have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated distributions in arrears will be made in order of their respective distribution payment dates, commencing with the earliest distribution payment date. If less than all distributions payable with respect to all Series D Preferred Units and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Series D Preferred Units and any Parity Securities entitled to a distribution payment at such time in proportion to the aggregate amounts remaining due in respect of such Series D Preferred Units and Parity Securities at such time. Holders of the Series D Preferred Units will not be entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative distributions. Except insofar as distributions accrue on the amount of any accumulated and unpaid distributions no interest or sum of money in lieu of interest will be payable in respect of any distribution payment which may be in arrears on the Series D Preferred Units.
Redemption
Optional Redemption Upon a Rating Event
At any time within 120 days after the conclusion of any review or appeal process instituted by us following the occurrence of a Rating Event (as defined below), we may, at our option, redeem the Series D Preferred Units in whole, but not in part, at a redemption price in cash per Series D Preferred Unit equal to $25.50 (102% of the liquidation preference of $25.00) plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date fixed for redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purpose and would be subject to compliance with the provisions of the instruments governing our outstanding indebtedness.
“Rating Event” means a change by any rating agency to the current criteria, which change results in (i) any shortening of the length of time for which the current criteria are scheduled to be in effect with respect to the Series D Preferred Units, or (ii) a lower Equity Credit being given to the Series D Preferred Units than the Equity Credit that would have been assigned to the Series D Preferred Units by such rating agency pursuant to the current criteria. “Equity Credit” for the purposes of the Series D Preferred Units means the dollar amount or percentage in relation to the stated liquidation preference amount of $25.00 per Series D Preferred Unit assigned to the Series D Preferred Units as equity, rather than debt, by a rating agency in evaluating the capital structure of an entity.
Optional Redemption on or after August 15, 2023
Any time on or after August 15, 2023, we may redeem, at our option, in whole or in part, the Series D Preferred Units at a redemption price in cash equal to $25.00 per Series D Preferred Unit plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared. We may undertake multiple partial redemptions. Any such redemption would be effected only out of funds legally available for such purpose and would be subject to compliance with the provisions of the instruments governing our outstanding indebtedness.
Redemption Procedures
Any optional redemption shall be effected only out of funds legally available for such purpose. We will give notice of any redemption not less than 30 days and not more than 60 days before the scheduled date of redemption, to the holders of any Series D Preferred Units to be redeemed as such holders’ names appear on our unit transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (i) the redemption date, (ii) the number of Series D Preferred Units to be redeemed and, if less than all outstanding Series D Preferred Units are to be redeemed, the number (and, in the case of Series D Preferred Units in certificated form, the identification) of Series D Preferred Units to be redeemed from such holder, (iii) the redemption price, (iv) the place where any Series D Preferred Units in certificated form are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor, and (v) that distributions on the Series D Preferred Units to be redeemed will cease to accumulate from and after such redemption date.
If fewer than all of the outstanding Series D Preferred Units are to be redeemed, the number of Series D Preferred Units to be redeemed will be determined by us, and such Series D Preferred Units will be redeemed by such method of selection as the Securities Depositary shall determine, pro rata or by lot, with adjustments to avoid redemption of fractional units. So long as all Series D Preferred Units are held of record by the nominee of the Securities Depositary, we will give notice, or cause notice to be given, to the Securities Depositary of the number of Series D Preferred Units to be redeemed, and the Securities Depositary will determine the number of Series D Preferred Units to be redeemed from the account of each of its participants holding such Series D Preferred Units in its participant account. Thereafter, each participant will select the number of Series D Preferred Units to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series D Preferred Units for its own account). A participant may determine to redeem Series D Preferred Units from some beneficial owners (including the participant itself) without redeeming Series D Preferred Units from the accounts of other beneficial owners.
So long as the Series D Preferred Units are held of record by the nominee of the Securities Depositary, the redemption price will be paid by the Paying Agent to the Securities Depositary on the redemption date. The Securities Depositary’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.
If we give or cause to be given a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the Series D Preferred Units as to which notice has been given by 10:00 a.m., New York City time, on the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such Series D Preferred Units is issued in the name of the Securities Depositary or its nominee) of the certificates therefor. If a notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all distributions on such Series D Preferred Units will cease to accumulate and all rights of holders of such Series D Preferred Units as limited partners will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid distributions to the date fixed for redemption, whether or not declared. The holders of Series D Preferred Units will have no claim to the interest income, if any, earned on such funds deposited with the Paying Agent. Any funds deposited with the Paying Agent hereunder by us for any reason, including, but not limited to, redemption of Series D Preferred Units, that remain unclaimed or unpaid after one year after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request, after which repayment the holders of the Series D Preferred Units entitled to such redemption or other payment shall have recourse only to us.
If only a portion of the Series D Preferred Units represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such Series D Preferred Units is registered in the name of the Securities Depositary or its nominee), we will issue and the Paying Agent will deliver to the holder of such Series D Preferred Units a new certificate (or adjust the applicable book-entry account) representing the number of Series D Preferred Units represented by the surrendered certificate that have not been called for redemption.
Notwithstanding any notice of redemption, there will be no redemption of any Series D Preferred Units called for redemption until funds sufficient to pay the full redemption price of such Series D Preferred Units, including all accumulated and unpaid distributions to, but excluding, the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.
We may from time to time purchase Series D Preferred Units, subject to compliance with all applicable securities and other laws. We have no obligation, or any present plan or intention, to purchase any Series D Preferred Units. Any Series D Preferred Units that we redeem or otherwise acquire will be cancelled.
Notwithstanding the foregoing, in the event that full cumulative distributions on the Series D Preferred Units and any Parity Securities (including each series of our preferred units) have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series D Preferred Units or Parity Securities (including each series of our preferred units) except pursuant to a purchase or exchange offer made on the same relative terms to all holders of Series D Preferred Units and any Parity Securities (including each series of our preferred units). Common units, Class K Units, Class L Units, Class M Units, and any other Junior Securities may not be redeemed, repurchased or otherwise acquired by us unless full cumulative distributions on the Series D Preferred Units and any Parity Securities (including each series of our preferred units) for all prior and the then-ending distribution periods have been paid or declared and set apart for payment.
No Sinking Fund
The Series D Preferred Units do not have the benefit of any sinking fund.
No Fiduciary Duty
We, and the officers and directors of our general partner, do not owe any duties, including fiduciary duties, to holders of the Series D Preferred Units other than an implied contractual duty of good faith and fair dealing pursuant to our Partnership Agreement.
Book-Entry System
All Series D Preferred Units are represented by a single certificate issued to the Securities Depositary, and registered in the name of its nominee (initially, Cede & Co.), for credit to an account of a direct or indirect participant in the Securities Depositary (including, if applicable, Euroclear and Clearstream). The Series D Preferred Units will continue to be represented by a single certificate registered in the name of the Securities Depositary or its nominee, and no holder of the Series D Preferred Units are entitled to receive a certificate evidencing such Series D Preferred Units unless otherwise required by law or the Securities Depositary gives notice of its intention to resign or is no longer eligible to act as such and we have not selected a substitute Securities Depositary within 60 calendar days thereafter. Payments and communications made by us to holders of the Series D Preferred Units will be duly made by making payments to, and communicating with, the Securities Depositary. Accordingly, unless certificates are available to holders of the Series D Preferred Units, each purchaser of Series D Preferred Units must rely on (i) the procedures of the Securities Depositary and its participants (including, if applicable, Euroclear and Clearstream) to receive distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting rights, with respect to such Series D Preferred Units and (ii) the records of the Securities Depositary and its participants (including, if applicable, Euroclear and Clearstream) to evidence its ownership of such Series D Preferred Units.
So long as the Securities Depositary (or its nominee) is the sole holder of the Series D Preferred Units, no beneficial holder of the Series D Preferred Units will be deemed to be a holder of Series D Preferred Units. DTC, the initial Securities Depositary, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own DTC. The Securities Depositary maintains lists of its participants and will maintain the positions (i.e., ownership interests) held by its participants in the Series D Preferred Units, whether as a holder of the Series D Preferred Units for its own account or as a nominee for another holder of the Series D Preferred Units.
Calculation Agent
We will appoint a calculation agent (other than the Partnership or its affiliates) for the Series D Preferred Units prior to the commencement of the Floating Rate Period and will keep a record of such appointment at our principal offices, which will be available to any unitholder upon request.